August 22, 2007
VIA EDGAR TRANSMISSION
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Hythiam, Inc.
Form 10-K for Fiscal Year Ended
December 31, 2006 (“2006 Form 10-K”)
Filed March 15, 2007
Form 10-Q for the Period Ended
March 31, 2007 (March 31, 2007 10-Q)
Filed May 9, 2007
File No. 001-31932
Ladies and Gentlemen:
Reference is made to the letter received by Hythiam, Inc. from Mr. Rosenberg, Senior Assistant Chief Accountant of the Securities and Exchange Commission (the “Staff”), dated August 8, 2007 (the “Comment Letter”) relating to the Staff’s comments on our Form 10-Q for the period ending March 31, 2007. Our responses to the Staff’s comments contained in the Comment Letter are set forth below. For the convenience of the Staff, each of the Staff’s comments has been duplicated below and is set forth in italics immediately prior to the corresponding response.
Form 10-Q — Period Ending March 31, 2007
Part 1 — Financial Information, page 2
Item 1. — Financial Statements, page 3
Notes to Consolidated Financial Statements, page 6
Note 3-Acquisition of Woodcliff and Controlling Interest in CompCare, page 13
1.	Please tell us how your “corporate operations” qualifies as both a Reporting Unit under FAS 142 paragraphs 30, 34 and 35 and an Operating Segment under FAS 131 paragraphs 10 and 11 to allow it to be assigned the Goodwill and Intangibles from the acquisition of Woodcliff (CompCare).

RESPONSE: In response to your letter, we reassessed our segment reporting practices for the second quarter ended June 30, 2007 and determined that we will no longer use or refer to “corporate operations” as an operating segment or reporting unit. Consequently, our footnote and MD&A segment disclosures in Note 5 — Segment Information and Management’s Discussion and Analysis (MD&A), ‘Results of Operations’ in our June 30, 2007 Form 10-Q have been changed to reflect the revised presentation.

Initially, management determined that it would assess segment performance based on operating income or loss, which excluded non-operating items like interest income and interest expense. Additionally, CompCare’s results, which were included in the behavioral health managed care segment, were being evaluated on a stand-alone reporting basis, excluding the effects of purchase accounting. The goodwill and intangible assets acquired in the CompCare acquisition and all remaining non-operating income and expenses, were retained in corporate operations. We have revised our approach of evaluating segment performance to focus on income or loss before taxes, including non-operating income and expenses. Also, intangible assets related to the CompCare acquisition are now assigned to the behavioral health care services segment operations to which they relate, and goodwill has been assigned to the healthcare services segment since this is the segment that is expected to benefit from the synergies resulting from the acquisition.
2.	With regard to the acquisition of Woodcliff, please provide in disclosure-type format a discussion of how the estimated fair values of the amortizable intangible assets were determined. Also explain why the amount allocated to goodwill was so significant in relation to the amounts allocated to intangible assets. Refer to paragraph 51B of FAS 141.

RESPONSE: The allocation of the total acquisition cost is based primarily on a valuation of identifiable intangible assets completed by an independent valuation specialist, Actuarial Risk Management. We enhanced our disclosure in Note 3 — ‘Acquisition of Woodcliff and Controlling Interest in CompCare’ in our June 30, 2007 Form 10-Q to include such a statement and we also noted that the allocation of the acquisition cost could change based on resolution of contingencies related to assumed liabilities. We understand that references to the use of a specialist require the consent of that person in 1933 Act filings and will include such consent in any subsequent 1933 Act filing that incorporates by reference this Form 10-Q.

We believe our association with CompCare creates synergies to facilitate the use of PROMETA treatment programs by managed care treatment providers and to provide access to an infrastructure for our planned disease management product offerings. CompCare’s infrastructure is already in place to provide substance abuse/dependence disease management to accommodate nationwide third party reimbursement that we expect will be driven by positive outcomes from PROMETA pilots currently underway with managed care entities and various criminal justice systems. These statements were included in Part 1, Item 1. Business on page 4 of our 2006 Form 10-K where we discussed the key strategies and benefits expected from our association with CompCare. The first statement was repeated in Note 3 at the end of the second paragraph on page 13 in our March 31, 2007 Form 10Q. The excess amount of purchase price allocated to goodwill compared to the amounts allocated to identified intangible assets reflects the much greater value that we placed on such synergies compared to the expected future value attributable to the managed care contracts and other intangible assets acquired. The lower amount of value attributed to CompCare’s identified intangible assets was also partly driven by the existing accumulated deficit in stockholders’ equity of CompCare at the time of the acquisition.

We enhanced the disclosure in Note 2 — ‘Summary of Significant Accounting Policies’ under the caption ‘Goodwill and Other Intangible Assets’ on page 11 in our June 30, 2007 Form 10-Q to describe why our purchase price resulted in the recognition of goodwill in accordance with FAS 141. We will expand our disclosure in future filings to name the valuation specialist and to explain why the amount allocated to goodwill was so significant in relation to the amounts allocated to the identified intangible assets.
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Contractual Obligations and Commercial Commitments, page 28
3.	Please provide us in a disclosure-type format a revised contractual obligations table that includes your Accrued Claims Payable and Accrued Reinsurance Claims Payable as it would appear that these liabilities represent future legal obligations of the Company and are material. The purpose of Financial Reporting Release 67 is to obtain enhanced disclosure concerning a registrant’s contractual payment obligations and the exclusion of ordinary course items would be inconsistent with the objective of the Item 303(a)(5) of Regulation S-K.

RESPONSE: In response to your letter, we included accrued claims payable and accrued reinsurance claims payable in the contractual obligations table in our June 30, 2007 Form 10-Q. We did not include these items in the table for our March 31, 2007 Form 10-Q since there is typically no minimum contractual commitment associated with such claims and because of the short-term classification of these items on our balance sheet. Additionally, we noted that the practice among companies in the managed care industry regarding the inclusion of these items in the table is varied. The following revised table, along with the explanatory footnotes, was included in ‘Contractual Obligations and Commercial Commitments’ on page 28 in our June 30, 2007 Form 10-Q:

		Less than			More than
Contractual Obligations	Total	1 year	1 - 3 years	3 - 5 years	5 years
Long-term debt obligations	$15,712	$1,246	$14,466	$—	$—
Claims payable (1)	5,183	5,183	—	—	—
Reinsurance claims payable (2)	2,526	2,526	—	—	—
Capital lease obligations	633	225	318	90	—
Operating lease obligations (3)	4,866	1,500	2,636	730	—
Contractual commitments for clinical studies	3,907	3,907	—	—	—

	$32,827	$14,587	$17,420	$820	$—

(1)	These claim liabilities represent the best estimate of benefits to be paid under capitated contracts and consist of reserves for claims and IBNR. Because of the nature of such contracts, there is typically no minimum contractual commitment associated with covered claims. Both the amounts and timing of such payments are estimates, and the actual claims paid could differ from the estimated amounts presented.

(2)	This item represents a potential liability to providers relating to denied claims for a terminated contract. Management believes no further unpaid claims remain, but has not reduced the liability since the statutory time limits have not expired relating to such claims (See Note 6 — Major Customer/Contracts).

(3)	Operating lease commitments for Hythiam and CompCare’s corporate office facilities and two PROMETA Centers, including deferred rent liability.
Company Acknowledgement
     Pursuant to the Staff’s request, we hereby acknowledges that:
•	We are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If the Staff has any questions or comments regarding the foregoing or requires additional information, please contact the undersigned at (310) 444-4320. Facsimile transmissions may also be sent to the undersigned at (310) 444-5300.

Very truly yours,

/s/ Chuck Timpe Chuck Timpe
Chief Financial Officer